Mail Stop 6010

July 2, 2008

Dr. Michael Majerus
Chief Financial Officer
Qimonda AG
Gustav-Heinemann-Ring 212,
D-81739 Munich
Federal Republic of Germany

       Re: Qimonda AG
           Form 20-F for the Fiscal Year Ended September 30, 2007
           File No. 001-32972

Dear Dr. Majerus:

       We have reviewed your letter dated June 2, 2008 regarding the above filing and have the following comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F as of September 30, 2007

Related Party Transactions, page 127

1.   Please expand your response to prior comment 3 to address all of the figures in footnote 27, including those that are not related to Infineon. For example, your response does not appear to address items disclosed in footnote 27 relating to "Associated and Related Companies" and "Employee Receivables."

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin, Staff Attorney, at (202) 551-3625, or me at (202) 551-3617 if you have questions on any other comments.

Sincerely,

Russell Mancuso
Branch Chief